NO ACT

PE 6-8-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11007344

July 11, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-11-11

John Platz
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Re: Cisco Systems, Inc.
Incoming letter dated June 8, 2011

Dear Mr. Platz:

This is in response to your letter dated June 8, 2011 concerning the shareholder proposal submitted to Cisco by Punit Kumar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Punit Kumar

*** FISMA & OMB Memorandum M-07-16 ***

July 11, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated June 8, 2011

The proposal relates to the chairman of the board.

To the extent the proposal involves a rule 14a-8 issue, there appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Cisco's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

June 8, 2011

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Punit Kumar, M.D.

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("***Cisco***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") that Cisco intends to omit from its form of proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2011 annual meeting of shareholders ("***Annual Meeting***"), the shareholder proposal and supporting statement (the "***Proposal***") submitted to Cisco by Punit Kumar, M.D. (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), Cisco requests confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if Cisco excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal, along with copies of all relevant correspondence between Cisco and the Proponent, are attached to this letter as Attachment A.

Reason for Excluding the Proposal

Pursuant to Rules 14a-8(b) and 14a-8(f)(1) under the Act, Cisco may exclude the Proposal from the Proxy Materials because the Proponent failed to establish that, at the time the Proposal was submitted, the Proponent held at least $2,000 in market value, or 1%, of Cisco's securities entitled to be voted on the Proposal for at least one year by the date the Proponent submitted the Proposal.

Discussion

Under Rules 14a-8(b) and 14a-8(f), to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal and (ii) continue to hold those securities through the date of the shareholder meeting. A proponent has the burden to prove that it meets these requirements if it is not a registered shareholder of the company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares of that company (as described in Rule 14a-8(b)(2)(ii)). Rule 14a-8(b)(2) provides that the proponent must do so by submitting to the company a (x) "written statement from the 'record' holder of the [proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [the] proposal, [the proponent] continuously held the securities for at least one year;" and (y) "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Pursuant to Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements as set forth in Rules 14a-8(a) through 14a-8(d), a company may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency. Rule 14a-8(f)(1) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

Cisco received the Proposal from the Proponent by email dated February 17, 2011 in which the Proponent stated that he "along with [his] wife own 2500 shares of [Cisco]" without providing requisite proof that the Proponent had continuously held the securities for at least one year from the date the Proposal was submitted and without stating that the Proponent intended to hold those securities through the date of Annual Meeting. Upon a review of Cisco's shareholder records, the Proponent did not appear as a registered holder of Cisco's securities. Further, the Proponent had not made a filing with the Commission detailing the Proponent's beneficial ownership of Cisco's securities.

In compliance with the deadlines set forth in Rule 14a-8(f)(1), on February 28, 2011, Cisco notified the Proponent by letter dated February 28, 2011 (the "***Cisco Letter***") that the Proponent failed to demonstrate the eligibility requirements as set forth in Rule 14a-8(b)(2) and requested that the Proponent provide the necessary proof of ownership of Cisco's securities and the statement required by Rule 14a-8(b)(2) within 14 days from the date that the Proponent received the Cisco Letter. Cisco also provided the Proponent with a copy of Rule 14a-8. A copy of the Cisco Letter, which was sent by email on February 28, 2011 (with a copy sent by overnight courier transmittal on March 1, 2011), is attached to this letter as part of Attachment A along with confirmation of the overnight courier delivery. Cisco does not believe that it has received any correspondence from the Proponent since it sent the Cisco Letter. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Proxy Materials.

Should the Staff disagree with our opinion regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (408) 424-1191 or by facsimile at (408) 762-2549. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,



John Platz, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
Evan Sloves, Cisco Systems, Inc.
Punit Kumar, M.D.

Attachment A

John Platz (joplatz)

From: Punit Kumar*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 17, 2011 4:58 PM
To: corporatesecretary (mailer list)
Subject: Proxy Proposal

Proposal to separate Chairman and CEO role

I along with my wife own 2500 shares of Cisco system. Cisco has performed poorly compared to their peers, S&P 500 index, Dow Jones Industrial Average over last 3, 5 and 10 year period. Cisco management has done a poor job of capital allocation over the last 10 years. Despite a massive share buyback program it shares are lower now than 2001. I believe most of the share buybacks were done to mitigate the dilution effect of stock-based compensation. Senior management and the board has heavily benefitted from these buybacks at the expense of common shareholders by keeping the stock-options in the money. I intend to present a proposal to separate the roles of CEO and Chairman of the board to the forthcoming proxy 2011. My rational is as follows:

- It is time to hold Mr. Chamber and the top management accountable for their capital allocation decisions.
- While the board is responsible for supervising the CEO/management. Combination of Chairman of the board and CEO positions materially weakens the function. Moreover, the chairman has the authority to call meetings and exercise control over the issues placed on the agenda.
- Most the authorities on this subject recommend separating Chairman and CEO functions.
- Many companies have recently moved into this direction.
- It will help with succession planning. Mr. Chamber is 61 years old. He has been CEO and Chairman of the board for last 16 years. Appointing a separate Chairman will help with succession planning.
- It will bring some accountability to Cisco board. Right now it is heavily stacked with friends of Mr. Chamber.

Sincerely,

Punit Kumar,MD

*** FISMA & OMB Memorandum M-07-16 ***



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

February 28, 2011

Via Email and Federal Express

Punit Kumar, M.D.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Dr. Kumar:

On February 17, 2011, Cisco Systems, Inc. ("***Cisco***") received your email containing a shareholder proposal, "for the forthcoming proxy 2011", with respect to separating the roles of CEO and Chairman (the "***Proposal***").

Under Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "***Act***"), at the time you submitted the Proposal, you were required to provide verification that you were eligible to submit such a proposal. To be eligible, you must have continuously held at least $2,000 worth of the Cisco's common stock for the one year period prior to the date you submitted the Proposal. You were also required to submit your own written statement that you intend to continue to hold those securities through the date of Cisco's 2011 Annual Meeting of Shareholders, which is presently expected to be held in November or December 2011 (the "***Meeting***"). For your convenience, we have enclosed a copy of Rule 14a-8 under the Act, which describes in Question 2 the eligibility and procedural requirements for submitting a proposal and how you can demonstrate to Cisco your eligibility to submit a proposal.

In order to prove your eligibility to Cisco, you must provide Cisco's Secretary with the following information:

- A written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted the Proposal (February 17, 2011), you continuously held at least $2,000 in market value of Cisco shares (the 2,500 shares of Cisco common stock referred to in your email would be a sufficient number) for at least one year; and

- A written statement indicating that you intend to continue to hold your shares through the date of the Meeting.

Please send the written statements referred to above to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statement electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If the deficiencies noted above are not corrected within this time period, Cisco may elect not to include your Proposal in its proxy statement for the Meeting.

We also wanted to remind you that you or your representative are required to attend the Meeting to present the Proposal, as indicated in Question 8 of the attached Rule 14a-8.

If you have any questions, please feel free to contact me at (408) 424-1191.

Very truly yours,



John Platz, Senior Corporate Counsel

cc: Investor Relations, Cisco Systems, Inc.
Enclosure